[redacted]

12012799

S[illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8- 67436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Advisers of America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Palomar Point Way, Suite 104
(No. and Street)

Carlsbad (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Pack 760-444-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jodi Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Advisers of America, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

CERTIFICATE ATTACHED FOR CALIFORNIA NOTARY WORDING

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 17th day of February,

2012 by Jodi Johnston

proved to me on the basis of satisfactory evidence to be the person(s) who appeared

before me.

C. TAYLOR
Commission # 1958246
Notary Public - California
Orange County
My Comm. Expires Nov 23, 2015

Signature

(Notary Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5 Part III
(Title of attached document continued)

Number of Pages 2 Document Date No date

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation.. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date that the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if sufficient area permits, otherwise complete a different jurat.

♦ Additional information is not required but it could help to ensure this jurat is not misused or attached to a different document.

♦ Indicate title or type of attached document, number of pages, and date.

- Securely attach this document to the signed document.

Financial Advisers of America, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

To the Members
Financial Advisers of America, LLC
Carlsbad, CA

I have audited the accompanying statement of financial condition of Financial Advisers of America, LLC (the Company) as of December 31, 2011, and related statements of income, changes in financial condition, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the results of its income, changes in financial condition and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2012

Financial Advisers of America, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and equivalent	$ 575,916
Clearing broker and DTC deposit	80,000
Receivable from clearing broker	240,299
Commissions receivable	263,507
Other receivables	21,621
Prepaid expenses	43,511
Furniture, fixtures and equipment	
net of accumulated depreciation of $41,777	15,085
Total Assets	$ 1,239,939

Liabilities and Members' Equity

Liabilities	
Commissions payable	$ 550,353
Accrued expenses	36,806
Total Liabilities	587,159
Members' Equity	652,780
Total Liabilities and Members' Equity	$ 1,239,939

See Accompanying Notes to Financial Statements

Financial Advisers of America, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenues	
Commission income	$7,335,319
Broker commission revenue	2,189,854
Managed fee revenue	1,754,615
RIA supervisory fee	18,750
Other income	564,398
Total Revenues	11,862,937
Operating Expenses	
Commissions expense	10,466,538
Clearing fees	366,842
Charitable contribution	4,000
Computer and software fees	26,764
Conference expense	118,824
Depreciation	14,340
Education	10,432
Insurance	179,356
Internet expense	9,711
IT expense	164,771
Marketing and promotion	54,412
Office expense	68,726
Payroll and related expenses	934,223
Payroll processing	7,538
Postage and delivery	12,248
Professional fees	145,971
Regulatory fees	131,386
Rent	143,894
Telephone	16,041
Travel and entertainment	90,968
Utilities	9,225
Website	14,496
All other and prior year adjustment	(52,121)
Expense reimbursement	(918,378)
Total Operating Expenses	12,020,207
Income (Loss) Before Income Tax Provision	(157,270)
Income Tax Provision	12,590
Net Income (Loss)	$ (169,860)

See Accompanying Notes to Financial Statements

Financial Advisers of America, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Total
Members' Equity, December 31, 2010	$ 720,640
Members' Contribution	102,000
Net Income (Loss)	(169,860)
Balance, December 31, 2011	$ 652,780

See Accompanying Notes to Financial Statements

Financial Advisers of America, LLC
Statement of Changes in Financial Condition
December 31, 2011

Cash Flows from Operating Activities:	
Net income (loss)	$ (169,860)
Depreciation	14,340
Changes in operating assets and liabilities:	
Clearing broker deposit	(5,000)
Receivable from clearing broker	(34,472)
Commissions receivable	24,131
Other receivables	(8,812)
Prepaid expenses	23,783
Commissions payable	307,135
Accrued expenses	14,489
Deferred rent	(59,085)
Net cash used in operating activities	106,649
Cash Flows for Investing Activities:	
Purchases of property and equipment	(1,509)
Write off of asset	1,200
Net Cash Used in Investing Activities	(309)
Cash Flows from Financing Activities:	
Capital contribution	102,000
Net Cash Flows from Financing Activities	102,000
Net increase in cash	208,340
Cash at beginning of year	367,576
Cash at end of year	$ 575,916
SUPPLEMENTAL INFORMATION	
Interest paid	$ -
Income taxes paid	$ 12,590

See Accompanying Notes to Financial Statements

Financial Advisers of America, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 - NATURE OF BUSINESS

Financial Advisers of America, LLC (the "Company") was formed in the State of California on June 23, 2006 under the name of Independent Financial Advisors of America, LLC. Subsequently, on September 29, 2006 the Company's name was changed to Financial Advisors of America, LLC. It was changed again on May 24, 2007 to Financial Advisers of America, LLC. The Company is registered with the Securities and Exchange Commission as a broker dealer in securities. The application to NASD/FINRA was approved on March 5, 2007.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are received quarterly but are recognized as earned on a pro rate basis over the term of the contract.

Securities Transactions – Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes – Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

NOTE 3 – FAIR VALUE MEASUREMENT

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 4 - DEPOSITS - CLEARING ORGANIZATION

All customer transactions are cleared on a fully disclosed basis through an independent broker dealer. The Company has an agreement with two clearing brokers which requires a clearing deposit of $75,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale. Total paid in 2011 was $12,590

NOTE 6 – COMMITMENTS

The Company leases facilities in the County of San Diego under a long-term lease agreement expiring through 2016. The annual rental commitments for years ending December 31 are as follows:

2012	$120,513
2013	124,167
2014	127,822
2015	131,559
2016	100,912
	$604,973

The Company paid $143,894 rent during the year ending December 31, 2011.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $276,112 that was $176,112 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ($217,396) to net capital at December 31, 2011 was 2.13 to 1.

NOTE 8– OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. If securities are purchased on margin and the customer funds are not adequate to meet the obligations, the Company may be liable for the negative balance in the account. Off balance-sheet risk exists with respect to these transactions if the customer purchases securities on a margin account and is unable to meet its commitment. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. At December 31, 2011, the balance in one of the bank accounts exceeded the federally insurance limit by approximately $288,000.

NOTE 9 – LITIGATION

A complaint has been filed against the Company alleging breach of fiduciary duty relating to a current representative. The representative was not registered with the Company at the time of the sale of certain private investments; however the Company has been named in the suit. Management intends to vigorously defend itself. No reserve has been set up for either legal fees or potential liability.

NOTE 10– SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 16, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Financial Advisers of America, LLC

Computation of Net Capital Requirements Pursuant

To Rule 15c3-1

December 31, 2011

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 652,780
Nonallowable assets:		
Other receivables	$ 258,451	
Other assets	65,132	
Furniture, fixtures and equipment		
net of accumulated depreciation of $250	15,085	(338,668)
Haircuts		(38,000)
Net Capital		$ 276,112
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 39,144
Minimum dollar net capital required		$ 100,000
Net Capital required (greater of above amounts)		$ 100,000
Excess Capital		$ 176,112
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 217,396
Computation of Aggregate Indebtedness		
Total liabilities		$ 587,159
Aggregate indebtedness to net capital		2.13 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 217,025
Variance -	
Deferred rent write off	59,085
Rounding	2
Net Capital Per Audited Report	$ 276,112

See Accompanying Notes to Financial Statements

Financial Advisers of America, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Financial Advisers of America, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Financial Advisers of America, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Financial Advisers of America, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Members
Financial Advisers of America, LLC
Carlsbad, California

In planning and performing my audit of the financial statements of Financial Advisers of America, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Financial Advisers of America, LLC
Carlsbad, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Members
Financial Advisers of America, LLC
Carlsbad, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Financial Advisers of America, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Financial Advisers of America, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Financial Advisers of America, LLC's management is responsible for the Financial Advisers of America, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated February 14, 2012 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2012